FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the 15th of April, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.
(Translation of registrant's name in English)

7 Atir Yeda St.
Kfar Saba 44425, Israel
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)

Date: April 15, 2003   By: /s/ Etan Mogilner
                                  Associate General Counsel



M-Systems Contact:
Ronit Maor
CFO
972-9-764-5002
ronitm@m-sys.com

Investor Relations Contacts:
Jeff Corbin / Evan Smith
KCSA
212-682-6300
jcorbin@kcsa.com / esmith@kcsa.com

FOR IMMEDIATE RELEASE

M-SYSTEMS REPORTS FIRST QUARTER 2003 RESULTS
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Q1 Revenues $22.1 Million,
7% higher than previous quarter revenues and 93% higher than Q1 2002 revenues

KFAR-SABA, Israel, April 15, 2003 - M-Systems (Nasdaq: FLSH), a leader in flash-based data storage products, today announced financial results for the first quarter ended March 31, 2003.

For the first quarter ended March 31, 2003, revenues were $22.1 million, representing an increase of 7 percent compared to revenues of $20.7 million in the fourth quarter of 2002, and 93 percent compared to revenues of $11.4 million in the first quarter of 2002. M-Systems reported a net loss for the first quarter ended March 31, 2003 of $0.7 million, or $(0.02) per share, compared to a net loss of $0.9 million, or $(0.03) per share in the fourth quarter of 2002, and a net loss of $2.3 million, or $(0.08) per share in the first quarter of 2002. Gross margins for the quarter were 32.6 percent, compared to 31.2 percent in the fourth quarter of 2002 and 33.4 percent in the first quarter of 2002.

Commenting on the results, Dov Moran, President and CEO of M-Systems, said: "We are extremely happy with the results of the first quarter, in which we were able to exceed our expectations with respect to both sales and net loss. We are even more satisfied with the progress we made this quarter across our main product lines. DiskOnKey was able to extend its momentum, showing growth from the fourth quarter to the first, despite the first quarter traditionally being weaker, and the Mobile DiskOnChip continues to be designed into more cellular phones and PDAs (Personal Digital Assistants). Many of these new design wins for the Mobile DiskOnChip are expected to go into production this year. In addition, the Mobile DiskOnChip is being designed into reference designs, which will serve as a base for development for many other mobile devices that are expected to hit the market at the end of this year and during 2004. We feel that with the new design wins and reference designs, we have built a solid foundation that will enable us to achieve additional growth in revenues, which will bring us closer to sustained profitability".

Mr. Moran will discuss M-Systems' financial results and other matters discussed in this press release in a group conference call at 10:00 a.m. U.S. EDT, today, April 15, 2003. Those who wish to participate may call: (973) 582-2737. The call will also be available live on the Internet at www.kcsa.com and www.m-sys.com. Following the call, the webcast will be archived for a period of 30 days. There will be a replay available from approximately 12:00 p.m. EDT, April 15, 2003, until April 21, 2003, at 11:59 p.m. To listen to the replay, please call (973) 341-3080. To access the replay, users will need to enter the following code: 3836995.

About M-Systems

M-Systems (Nasdaq: FLSH) is a leader and innovator of flash-based data storage products known as flash disks. M-Systems' flash disks provide the functionality of a mechanical hard drive in a silicon chip. M-Systems' products are based on its patented TrueFFS® technology and target applications in a vast array of markets, including connected devices, mobile and telecom. M-Systems' products include the DiskOnChip®, DiskOnKey® and Fast Flash Disk (FFD™) product families. For more information, please contact M-Systems at www.m-sys.com.

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NOTE: This press release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on these forward-looking statements, as they are subject to various risks and uncertainties which may cause actual results to vary significantly. These risks include, but are not limited to, risks related to: the effect of global economic conditions in general and conditions in the company's industry and target markets in particular, shifts in supply and demand, market acceptance, the impact of competitive products and pricing, product development, commercialization and technological difficulties, and capacity and supply constraints including dependence on flash component suppliers; changes in the company's and its customers' inventory levels; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; market acceptance of new products and continuing product demand; the impact of competitive products and pricing on the company's and its customers' products and markets; development, release and sales of new products by strategic suppliers and customers; development and growth of anticipated markets for the company's and its customers' products; and other risk factors detailed in the company's most recent annual report and its other filings with the Securities and Exchange Commission. All forward-looking statements included in this release are based upon information available to the company as of the date hereof. The company assumes no obligation to update the information in this release and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements. Reference to the company's website above does not constitute incorporation of any of the information thereon into this press release.

You may register to receive M-Systems' future press releases or to download a complete Digital Investor Kit™ including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit™" icon at www.kcsa.com.

(Tables to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

| | Three months ended March 31, | | Year ended December 31, |
	2003	2002	2002
	Unaudited		Audited
Revenues	$ 22,117	$ 11,432	$ 64,817
Cost of revenues	14,912	7,610	44,415
Gross profit	7,205	3,822	20,402
Operating expenses:			
Research and development, net	3,102	2,673	11,974
Sales and marketing	4,314	3,037	12,547
General and administrative	1,111	894	4,000
Total operating expenses	8,527	6,604	28,521
Operating loss	(1,322)	(2,782)	(8,119)
Financial income, net	661	528	2,619
Net loss	$ (661)	$ (2,254)	$ (5,500)
Basic and diluted loss per share	$ (0.02)	$ (0.08)	$ (0.20)
Weighted average number of shares used in computing basic and diluted net loss per share	27,488,025	26,873,129	26,953,410

(Additional Tables to Follow)

M-SYSTEMS FLASH DISK PIONEERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	March 31,		December 31,
	2003	**2002**	**2002**
	Unaudited		**Audited**
ASSETS			
Cash, cash equivalents, short-term bank deposit and marketable securities	$ 91,125	$ 94,531	$ 94,094
Trade receivables	7,048	4,628	4,920
Other accounts receivable and prepaid expenses	1,197	1,315	1,962
Inventories	17,328	12,245	17,100
Severance pay funds	1,925	1,378	1,763
Long-term investment	10,733	10,409	10,616
Property and equipment, net	16,835	17,061	16,756
Other assets, net	854	1,401	991
Total assets	$ 147,045	$ 142,968	$ 148,202
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Trade payables	8,230	2,765	$ 8,044
Deferred revenues	3,729	2,683	4,759
Other accounts payable and accrued expenses	5,040	4,821	4,915
Accrued severance pay	2,406	1,859	2,194
Total liabilities	19,405	12,128	19,912
SHAREHOLDERS' EQUITY:			
Share capital	8	8	8
Additional paid-in capital	185,398	184,691	185,387
Accumulated deficit	(57,766)	(53,859)	(57,105)
Total shareholders' equity	127,640	130,840	128,290
Total liabilities and shareholders' equity	$ 147,045	$ 142,968	$ 148,202

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